

June 15, 2023

Robb Knie
Chief Executive Officer
Hoth Therapeutics, Inc.
1 Rockefeller Plaza, Suite 1039
New York, New York 10020

> **Re: Hoth Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 13, 2023**
> **File No. 333-272620**

Dear Robb Knie:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Nazia J. Khan, Esq.